FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period October 30, 2006

SANPAOLO IMI S.p.A.
 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Exhibit Index

Exhibit Number	Description

1.0	Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.1	Articles of Association of the Surviving Company

1.2	Report of the Board of Directors of Banca Intesa S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.3	Report of the Board of Directors of Sanpaolo IMI S.p.A. on the Plan for the Merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.4	[Reserved]

1.5	Convocation Notice of the Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa S.p.A.

1.6	[Reserved]

1.7	[Reserved]

1.8	Financial Statements of Banca Intesa S.p.A. as at 30th June 2006 pursuant to Article 2501-quater of the Civil Code

1.9	Financial Statements of Sanpaolo IMI S.p.A. as at 30th June 2006 pursuant to Article 2501 quater of the Civil Code

2.0	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — KPMG S.p.A.

2.1	Report of the Auditors on the Ratio for the Exchange of Shares pursuant to Article 2501-sexies of the Italian Civil Code — PricewaterhouseCoopers S.p.A.

2.2	Consolidated Report of Banca Intesa S.p.A. as at 30th June 2006

2.3	2005 Annual Report of Banca Intesa S.p.A.

2.4	2004 Annual Report of Banca Intesa S.p.A.

2.5	2003 Annual Report of Banca Intesa S.p.A.

2.6	2006 Half Year Report of Sanpaolo IMI S.p.A.

2.7	2005 Annual Report of Sanpaolo IMI S.p.A.

2.8	2004 Annual Report of Sanpaolo IMI S.p.A.

2.9	2003 Annual Report of Sanpaolo IMI S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ Bruno Picca
Name: Bruno Picca
Title: Chief Financial Officer

Date: October 30, 2006